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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49671

SEC Mail Processing Section MAR 02 2021 Washington DC 413

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lincoln International LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

110 North Wacker Drive, 51st Floor
(No. and Street)

Chicago	Illinois	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Robert B. Barr 312-580-8328
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

111 South Wacker Drive	Chicago	Illinois	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert B. Barr, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement(s) and supporting schedules pertaining to the firm of Lincoln International LLC, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Robert B. Barr
Signature

Managing Director
Title

Notary Public

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Pursuant to the statement from the staff of the Division of Trading and Markets regarding the notarization requirements applicable to the Impacted Paper Submissions or in the electronic filings of a broker-dealer's annual reports required under paragraph (d) of Rule 17a-5 and the difficulties arising from COVID-19, Lincoln International LLC is making this filing without a notarization.

Contents

Deloitte.

Deloitte & Touche LLP
111 South Wacker Drive
Chicago, IL 60606-4301
USA

Tel: +1 312 486 1000
Fax: +1 312 486 1486
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managers and Member of Lincoln International LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Lincoln International LLC (the "Company") as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

March 1, 2021

We have served as the Company's auditor since 2020.

Statement of Financial Condition
December 31, 2020

Assets	
Cash and cash equivalents	$ 117,395,915
Restricted cash	1,620,220
Accounts receivable	8,120,196
Unbilled client receivable	841,954
Receivable from affiliates	13,313,009
Prepaid expenses	2,585,544
Furniture, equipment and leasehold improvements, net	21,438,003
Other assets	3,688,642
Right-of-use lease asset	57,382,845
Total assets	$ 226,386,328
Liabilities and Member's Equity	
Liabilities	
Accrued profit-sharing contribution	$ 1,530,660
Accounts payable and accrued expenses	3,342,518
Payable to affiliates	966,286
Accrued bonus payable	11,416,601
Deferred revenue	1,346,275
Lease liability	73,599,264
Total liabilities	92,201,604
Member's Equity	134,184,724
Total liabilities and member's equity	$ 226,386,328

See Notes to Statement of Financial Condition

Note 1. Nature of Operations and Significant Accounting Policies

Nature of operations: Lincoln International LLC (the Company) (an Illinois limited liability company) is in the business of investment banking and providing merger and acquisition, debt advisory, and other related services to middle market businesses worldwide. The Company is registered as a broker-dealer in securities with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company will continue operations until 2036 unless earlier terminated and dissolved in accordance with the provisions of the limited liability company agreement.

The Company is a wholly owned subsidiary of Lincoln International, LP (the Parent). The majority members of the Parent are Robert Bruce Barr and Lawrence James Lawson, III, who serve as managers of the Company. Lincoln Partners Advisors LLC (LPA) is also a wholly owned subsidiary of the Parent. Offices of the Parent and the Company are located in Chicago, Dallas, Los Angeles, New York, and San Francisco. The Parent has subsidiaries and affiliates in Austria, Belgium, Brazil, China, France, Germany, India, Italy, Japan, the Netherlands, Russia, Spain, Sweden, Switzerland, and the United Kingdom.

The following is a summary of the Company's significant accounting policies:

Accounting policies: The Company follows generally accepted accounting principles (GAAP), as established by the Financial Accounting Standards Board (the FASB), to ensure consistent reporting of financial condition, results of operations, and cash flows.

Use of estimates: The preparation of the statement of financial condition in conformity with GAAP requires management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash, cash equivalents, and restricted cash: The Company considers all highly liquid debt instruments acquired with a maturity of three months or less to be cash equivalents. Cash and cash equivalents include money market funds. The Company may invest excess cash in short-term money market fund instruments. The Company considers any portion of cash that cannot be withdrawn without prior notice or penalty to be restricted cash.

Fair value of financial instruments: Investments are recorded on trade date and reflected at fair value. Unrealized gains and losses are reflected in income.

Revenue recognition and accounts receivable:

Investment Banking and Advisory Fees – Investment banking and advisory fee revenues are recognized when the Company satisfies its performance obligation by delivering the promised services to its clients under the terms of each engagement. The Company's investment banking fees generally consist of a nonrefundable up-front fee and a success fee. The Company may also receive milestone fees and opinion fees for select engagements.

The nonrefundable fee is initially recorded as a deferred revenue liability and is recognized over time as the performance obligations are provided by the Company. The Company's standard practice is to recognize this deferred revenue over 8 months, which the Company has assessed as the average life of an engagement. Any nonrefundable fees are recognized immediately if a deal is considered to be terminated.

Milestone fees arise when a specific outcome, which is outlined in the client contract, has been reached in an investment banking engagement. The Company fully recognizes milestone fee revenue when the specific outcome has been achieved.

Note 1. Nature of Operations and Significant Accounting Policies (Continued)

The Company recognizes success fee revenue upon the satisfaction of the related performance obligation, which generally occurs upon successful closing of an engagement.

Fairness opinion engagement revenues generally consist of an up-front fee and an opinion fee. The Company has assessed the average life of a fairness opinion engagement as three weeks, so its standard practice is to recognize the up-front fee revenue when it is billed. The opinion fee revenue is recognized upon completion of the opinion. At this time, the Company's performance obligation is fulfilled, and the client obtains control of the promised service.

Management Fees from Affiliate – The Company receives a management fee for services performed for its affiliate, LPA, equal to 50% of the revenue earned by LPA. LPA revenue consists of portfolio valuations, advisory valuations and transaction opinion services performed on behalf of clients. This fee is recorded as revenue upon completion of the valuation work and upon meeting the performance obligation and is governed by a service agreement between LPA and the Company.

While the majority of the Company's revenue is earned from success fees on the successful closing of an engagement, deferred revenue represents the contract liabilities related to non-refundable fees received for which the performance obligation has not been satisfied. Accounts receivable primarily represents contract assets from investment banking and advisory services, and includes both billed and unbilled amounts. Uncollectible amounts are written off at the time the individual receivable is determined to be uncollectible. The Company assesses credit losses on an individual basis. As of December 31, 2020, there was a balance of approximately $46,000 in allowance for credit losses.

At January 1, 2020 and December 31, 2020, the asset and liability balances related to contracts with clients were as follows:

	As of 1/1/20	As of 12/31/20
Client accounts receivable	$13,446,347	$8,692,699
Receivable from LPA	3,640,100	12,210,815
Total	$ 17,086,447	$20,903,514
Deferred revenue liability	$ 1,403,125	$ 1,346,275

Furniture, equipment and leasehold improvements: Depreciation and amortization are computed under straight-line methods over the estimated useful lives of the assets as follows:

Computer equipment	3 years
Other equipment	5 years
Furniture	7 years
Leasehold improvements	Lease term

Note 1. Nature of Operations and Significant Accounting Policies (Continued)

Income taxes: The Company is a single member limited liability company and is treated as a disregarded entity for federal and most state tax jurisdictions. Generally, the Company's taxable income is reported as part of the Parent's tax returns. Accordingly, no provision or benefit for income taxes has been made.

The FASB provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. Through December 31, 2020, management has determined there are no material uncertain income tax positions. The Parent and the Company are generally not subject to U.S. federal, state or local income tax examinations for tax years before 2016.

Leases: The Company is a lessee in several operating leases for office space and minor office equipment with noncancelable terms in excess of one year. These leases generally contain renewal options for periods ranging from one to five years. Because the Company is not reasonably certain to exercise the renewal options, the renewal periods are not included when determining the lease term and the costs associated with the renewal options are excluded from lease payments.

At the commencement date of the lease, the Company recognizes a lease liability and a right-of-use asset. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. The Company uses its incremental borrowing rate as the discount rate because the implicit rates of its leases are not readily determinable. The incremental borrowing rate is the rate of interest the Company would pay to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The right-of-use asset is subsequently measured throughout the lease term at the present value of the remaining lease payments, plus any prepaid lease payments, less the unamortized balance of lease incentives received. Lease cost is recognized on a straight-line basis over the lease term.

As of December 31, 2020, the weighted average remaining lease term and weighted average discount rate for the Company's operating leases are 11.8 years and 1.79% respectively.

Adoption of new accounting standards: In June of 2016, the FASB issued ASU 2016-13, "Financial Instruments – Credit Losses (Topic 326) Measurement of Credit Losses on Financial Instruments," which amends several aspects of the measurement of credit losses on financial instruments, including replacing the existing incurred credit loss model and other models with the Current Expected Credit Losses (CECL) model and amending certain aspects of accounting for purchased financial assets with deterioration in credit quality since origination. The new standard is effective for fiscal years beginning after December 15, 2019. Expected credit losses on receivables will be measured based on historical experience, current conditions and forecasts that affect the collectability of the reported amount. The Company has completed its analysis as of January 1, 2020 related to the financial assets within the scope of Accounting Standards Codification (ASC) 326 and the impact of adoption was not material to the statement of financial condition.

Note 2. Furniture, Equipment and Leasehold Improvements

At December 31, 2020, furniture, equipment and leasehold improvements consist of:

Furniture and equipment	$ 2,641,360
Leasehold improvements	8,101,507
Construction in progress	14,095,041
	24,837,908
Accumulated depreciation and amortization	(3,399,905)
	$ 21,438,003

Note 3. Commitments and Indemnification

The Company leases office space for its offices in Chicago, Los Angeles, New York, Dallas and San Francisco under noncancelable operating lease agreements that expire at various dates through 2034. There are security deposit requirements on the leases for the Company's New York offices for which it maintains letters of credit with JPMorgan Chase and Morgan Stanley. JPMorgan Chase and Morgan Stanley have placed restrictions on the Company's cash resources of $323,925 and $1,175,280, respectively. These amounts act as collateral for the letters of credit and are reported as restricted cash on the statement of financial condition.

In April 2018, the Company entered into a new operating lease for its Chicago office while the building was being constructed. The existing Chicago lease terminated on December 31, 2020. The Company took possession of the new property in August 2020, and at that time recorded the right-of-use lease asset and lease liability totaling $38 million and $46 million respectively.

In June 2020, the Company entered into an agreement to sublease the entirety of one of its New York office spaces. The Company no longer uses the space for its operations and recorded impairment of $2.3 million after assessing the fair market value of the lease. The impairment was recorded as a reduction of the right-of-use lease asset.

In December 2020, the Company signed a lease amendment for the office space in San Francisco. The lease amendment extended the lease term by one year, from May 2021 to May 2022. The right-of-use lease asset and lease liability increased by approximately $350,000.

Future minimum annual rentals required under the lease agreements, excluding additional payments for certain operating, tax and maintenance costs are approximately as follows:

	Total
2021	$ 4,801,000
2022	7,564,000
2023	7,381,000
2024	6,742,000
2025	6,176,000
Thereafter	48,682,000
	$ 81,346,000

Note 3. Commitments and Indemnification (Continued)

In the normal course of business, the Company is subject to various claims, litigation, regulatory and arbitration matters. Because these claims and matters are at different stages, management is unable to predict their outcomes. The Company also enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of loss to be remote.

Note 4. Employee Compensation and Benefit Plan

Certain employees' compensation consists of a base salary and an annual performance bonus. The annual performance bonus payable to employees may be subject to forfeiture if, among other things, the employee's employment terminates prior to the payment date. This compensation is expensed over the period that future service is provided. The annual performance bonus, subject to certain conditions, is fully paid within two years after the date of the award.

The Company may also award cash bonuses to new employees as incentives to join the Company. These bonuses may be paid over time, and future payments related to these awards are generally subject to the same forfeiture provisions as the annual performance bonuses. Accordingly, the related expense is recognized over the service period.

The amount of accrued bonus payable at December 31, 2020 reflects a change in the Company's accounting from prior periods. Previously, the Company accrued the entire bonus in the year awarded. This change resulted in a reduction in the opening balance of accrued bonus payable of $4.9 million.

The Company maintains a qualified profit sharing and 401(k) plan for the benefit of all employees (excluding interns, who are not eligible to participate in the plan) who have attained age 18. Effective January 1, 2017, the Company makes a 3% safe harbor non-elective contribution with immediate vesting for Non-Highly Compensated Employees (as defined by the IRS). The Company also makes a discretionary profit-sharing contribution to Highly Compensated Employees, subject to vesting over a six year period.

Note 5. Concentration of Credit Risk

The Company maintains deposits at financial institutions that at times may exceed federally insured limits. The Company has not experienced any losses in these accounts and management believes the Company is not exposed to any significant credit risks.

Note 6. Related-Party Transactions

The Company earns assistance fees from and incurs assistance fees to other entities affiliated by common ownership. The fees are governed by various percentages outlined in a service agreement between the Company and its affiliates.

Note 6. Related-Party Transactions (Continued)

At December 31, 2020, the Company had a net receivable from these affiliates of $1,153,496 from these activities. The amounts between the entities are as follows:

	Net Receivable (Payable) Balance
Lincoln International Advisors Private Limited	$ 207,368
Lincoln International AG	468,392
Lincoln International Assessoria Empresarial Limitada	75,657
Lincoln International CIS Holdings B.V.	166,288
Lincoln International Investment Consulting Co. Ltd.	105,037
Lincoln International KB	-
Lincoln International LLP	-
Lincoln International SAS	62,303
Lincoln International Spain S.L.	28,272
Lincoln International SrL	40,179
Total	$ 1,153,496

The Company pays for certain reimbursable expenses during the year on behalf of the Parent. At December 31, 2020, the Company had a net payable balance to the Parent in the amount of $966,286 which is included in payable to affiliates on the statement of financial condition.

The Company receives a management fee for services performed under its arrangement with LPA. At December 31, 2020, the Company had a net receivable balance from this entity in the amount of $12,159,513 which is included in receivable from affiliates on the statement of financial condition.

In 2019, the Company also pledged $25,000,000 in cash for the Parent's line of credit at Morgan Stanley, which has a borrowing capacity of $20,000,000. There were no outstanding borrowings at December 31, 2020.

Note 7. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1). Under this Rule, the Company is required to maintain "net capital" of $5,000 or 6-2/3 percent of "aggregate indebtedness," whichever is greater, as these terms are defined. The Rule also requires that the ratio of aggregate indebtedness to net capital, both as defined, does not exceed 15 to 1, and provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1.

At December 31, 2020, the Company had net capital and net capital requirements of $82,097,603 and $2,321,252, respectively. The Company's net capital ratio was .42 to 1. The net capital rule may effectively restrict distributions to the Parent.

The Company does not claim an exemption from 17 C.F.R. § 240.15c3-3 of the SEC under paragraph (k) of that rule. The Company is relying on Footnote 74 of the SEC Release No. 34-710073 adopting amendments to 17 C.F.R. § 240.17a-5.

Note 8. Subsequent Event

The Company made an equity distribution to its sole member, Lincoln International LP, of $70,000,000 on February 18, 2021.